U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

  Aronoff                             Stuart                 B.
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   (Last)                           (First)             (Middle)

  2652 Pierce Street
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                                    (Street)

 San Francisco                     California              94123
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   (City)                           (State)              (Zip)

BF Enterprises, Inc. (Nasdaq: NNM:BFEN)
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2.   Issuer Name and Ticker or Trading Symbol

        ###-##-####

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


       July 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
    Senior Vice President
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

  Common Stock,                                                                                                        Trust in
  par value $.10 per share          07/27/01       M            36,000 shares     A       $2.50       119,795       I  which
                                                                                                                       undersigned
                                                                                                                       and wife are
                                                                                                                       Co-Trustees
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

          Shares issued due to exercise of stock option.
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
 Options to Purchase                                                              Common
 Common Stock (1)      $2.50   7/27/01  M                36,000 Current 10/09/01  Stock     36,000          -0-        D
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Options to Purchase                                                              Common
 Common Stock (2)      $2.875                                   Current 11/15/03  Stock     27,500          27,500     D
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Options to Purchase                                                              Common
 Common Stock (2)      $4.75                                    Current 12/22/05  Stock     10,000          10,000     D
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Options to Purchase                                                              Common
 Common Stock (2)      $6.25                                    Current 12/12/06  Stock     10,000          10,000     D
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Options to Purchase                                                              Common
 Common Stock (2)      $8.25                                    Current 12/09/07  Stock      9,500           9,500     D
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Options to Purchase                                                              Common
 Common Stock (3)      $8.25                                    Current 12/09/07  Stock        500             500     D
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Options to Purchase                                                              Common
 Common Stock (3)      $7.75                                    Current 12/01/08  Stock     10,000          10,000     D
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Options to Purchase                                                              Common
 Common Stock (3)      $7.25                                    Current 09/29/09  Stock      6,500           6,500     D
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
Explanation of Responses:

(1) These options were granted pursuant to the Issuer's 1987 Amended and Restated Management Compensation Plan, and were exempt from Section 16 pursuant to Rule 16b-3.

(2) These options were granted pursuant to the Issuer's 1993 Long Term Equity Incentive Plan, and were exempt from Section 16 pursuant to Rule 16b-3.

(3) These options were granted pursuant to the Issuer's 1997 Long Term Equity Incentive Plan, and were exempt from Section 16 pursuant to Rule 16b-3.


/s/ Stuart B. Aronoff                                      July 31, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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